CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

Keith Neumeyer	David Soares, CPA, CA
President & CEO	Chief Financial Officer
November 8, 2022	November 8, 2022

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Earnings (Loss) provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021

Revenues	5	$159,751	$124,646	$476,032	$379,241
Mine operating costs
Cost of sales	6	120,707	92,006	345,539	244,849
Depletion, depreciation and amortization		35,707	29,122	100,475	73,335
		156,414	121,128	446,014	318,184

Mine operating earnings		3,337	3,518	30,018	61,057

General and administrative expenses	7	8,545	6,213	28,207	20,075
Share-based payments		3,305	3,069	11,113	9,431
Mine holding costs	8	3,690	3,344	9,285	9,571
Reversal of impairment	14	—	—	(7,585)	—
Acquisition costs		—	127	—	1,950
Foreign exchange loss (gain)		3,076	1,676	3,353	(903)
Operating earnings		(15,279)	(10,911)	(14,355)	20,933
Investment and other income (loss)	9	360	(4,863)	(926)	(3,684)
Finance costs	10	(5,236)	(4,027)	(14,661)	(11,927)
(Loss) earnings before income taxes		(20,155)	(19,801)	(29,942)	5,322

Income taxes
Current income tax expense		14,270	6,678	51,212	25,540
Deferred income tax recovery		(13,733)	(8,073)	16,303	(19,266)
		537	(1,395)	67,515	6,274

Net loss for the period		($20,692)	($18,406)	($97,457)	($952)

(Loss) earnings per common share
Basic	11	($0.08)	($0.07)	($0.37)	$0.00
Diluted	11	($0.08)	($0.07)	($0.37)	$0.00

Weighted average shares outstanding
Basic	11	262,865,860	256,363,759	261,925,327	240,687,196
Diluted	11	262,865,860	256,363,759	261,925,327	240,687,196

Approved and authorized by the Board of Directors for issuance on November 8, 2022

Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 and 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended September 30,		Nine Months Ended September 30,
		2022	2021	2022	2021

Net loss for the period		($20,692)	($18,406)	($97,457)	($952)

Other comprehensive loss
Items that will not be subsequently reclassified to net loss:
Unrealized loss on fair value of investments in marketable securities, net of tax	13(b)	(1,014)	(7,516)	(9,120)	(12,652)
Realized gain (loss) on investments in marketable securities, net of tax	13(b)	—	(169)	482	(1,425)
Other comprehensive loss		(1,014)	(7,685)	(8,638)	(14,077)

Total comprehensive loss		($21,706)	($26,091)	($106,095)	($15,029)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Operating Activities
Net (loss) for the period		($20,692)	($18,406)	($97,457)	($952)
Adjustments for:
Depletion, depreciation and amortization		36,127	29,528	101,707	74,608
Share-based payments		3,305	3,069	11,113	9,431
Income tax expense		537	(1,395)	67,515	6,274
Finance costs	10	5,236	4,027	14,661	11,927
Acquisition costs		—	127	—	1,950
Loss on assets held-for-sale	9	—	—	—	2,081
Loss from marketable securities and silver futures derivatives		152	5,169	1,113	2,358
Reversal of Impairment	14	—	—	(7,585)	—
Unrealized foreign exchange loss (gain)		3,027	486	4,958	(2,751)
Operating cash flows before non-cash working capital and taxes		27,692	22,605	96,025	104,926
Net change in non-cash working capital items	24	43,004	(19,210)	(1,261)	(53,988)
Income taxes paid		(4,713)	(15,383)	(61,018)	(72,027)
Cash provided by (used in) operating activities		65,983	(11,988)	33,746	(21,089)

Investing Activities
Restricted cash acquired on the acquisition of Jerritt Canyon		—	—	—	30,000
Reclassification to restricted cash related to the acquisition of Jerritt Canyon	18	—	(12,505)	—	(12,505)
Expenditures on mining interests		(36,996)	(30,291)	(118,343)	(97,720)
Acquisition of property, plant and equipment		(19,495)	(15,757)	(43,939)	(33,716)
Deposits paid for acquisition of non-current assets		2,104	(2,805)	(2,775)	(7,096)
Jerritt Canyon acquisition costs, net of cash acquired		—	(127)	—	(925)
Other	24	344	45	4,186	948
Cash used in investing activities		(54,043)	(61,440)	(160,871)	(121,014)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	22(a)	(315)	17,606	30,265	66,674
Proceeds from exercise of stock options		1,263	379	4,556	13,643
Repayment of lease liabilities	21	(4,080)	(2,734)	(10,078)	(6,260)
Finance costs paid		(1,335)	(1,763)	(2,023)	(4,195)
Proceeds from debt facilities	20(b)	30,000	30,000	30,000	30,000
Dividends declared and paid	22(g)	(1,597)	(1,535)	(5,231)	(2,667)
Shares repurchased and cancelled	22(f)	(655)	(42)	(655)	(42)
Cash provided by financing activities		23,281	41,911	46,834	97,153

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(3,524)	(2,782)	(3,547)	(818)
Increase (decrease) in cash and cash equivalents		35,221	(31,517)	(80,291)	(44,950)
Cash and cash equivalents, beginning of the period		117,721	227,109	237,926	238,578
Cash and cash equivalent reclassified as held for sale		(599)	—	(5,269)	—
Cash and cash equivalents, end of period		$148,819	$192,810	$148,819	$192,810

Supplemental cash flow information	24

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	September 30, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents		$148,819	$237,926
Restricted cash	18	—	12,570
Trade and other receivables		5,788	7,729
Value added taxes receivable	23(c)	31,658	46,531
Inventories	12	63,010	60,613
Other financial assets	13	13,768	26,486
Prepaid expenses and other		10,460	5,352
Assets held-for-sale	14	42,491	—
Total current assets		315,994	397,207

Non-current assets
Mining interests	15	1,088,359	1,048,530
Property, plant and equipment	16	458,222	449,237
Right-of-use assets	17	29,152	29,225
Deposits on non-current assets		8,246	10,949
Non-current restricted cash	18	101,188	115,012
Non-current value added taxes receivable	23(c)	8,956	572
Deferred tax assets		42,989	74,257
Total assets		$2,053,106	$2,124,989

Liabilities and Equity

Current liabilities
Trade and other payables	19	$105,331	$120,666
Unearned revenue	5	5,699	12,226
Current portion of debt facilities	20	270	125
Current portion of lease liabilities	21	13,324	11,825
Liabilities relating to assets held-for-sale	14	7,832	—
Income taxes payable		35,386	27,980
Total current liabilities		167,842	172,822

Non-current liabilities
Debt facilities	20	217,589	181,108
Lease liabilities	21	26,014	28,036
Decommissioning liabilities		153,663	153,607
Other liabilities		6,748	5,797
Non-current income taxes payable		5,274	21,812
Deferred tax liabilities		131,404	150,836
Total liabilities		$708,534	$714,018

Equity
Share capital		1,697,219	1,659,781
Equity reserves		97,794	98,943
Accumulated deficit		(450,441)	(347,753)
Total equity		$1,344,572	$1,410,971
Total liabilities and equity		$2,053,106	$2,124,989

Commitments (Note 15; Contingencies (Note 25); Subsequent event (Note 26)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)
The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves				Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(loss)(b)	Equity component of convertible debenture(c)	Total equity reserves		Total equity
Balance at December 31, 2020	221,965,011	$1,087,139	$75,420	$7,413	$19,164	$101,997	($338,900)	$850,236
Net loss for the period	—	—	—	—	—	—	(952)	(952)
Other comprehensive loss	—	—	—	(14,077)	—	(14,077)	—	(14,077)
Total comprehensive loss	—	—	—	(14,077)	—	(14,077)	(952)	(15,029)
Share-based payments	—	—	9,562	—	—	9,562	—	9,562
Shares issued for:
Acquisition of Jerritt Canyon	26,719,727	416,561	23,150	—	—	23,150	—	439,711
Exercise of stock options (Note 22(b))	1,562,564	19,179	(5,536)	—	—	(5,536)	—	13,643
Acquisition of Springpole Silver Stream (Note 15(d))	287,300	3,750	—	—	—	—	—	3,750
Sprott Private Placement	1,705,514	26,589	—	—	—	—	—	26,589
Prospectus offerings (Note 22(a))	4,225,000	66,674	—	—	—	—	—	66,674
Settlement of restricted share units (Note 22(c))	44,137	573	(595)	—	—	(595)	—	(22)
Shares repurchased and cancelled (Note 22(f))	(6,913)	(42)	—	—	—	—	—	(42)
Dividend declared and paid (Note 22(g))	—	—	—	—	—	—	(2,667)	(2,667)
Balance at September 30, 2021	256,502,340	$1,620,423	$102,001	($6,664)	$19,164	$114,501	($342,519)	$1,392,405

Balance at December 31, 2021	260,050,658	$1,659,781	$101,385	($6,387)	$3,945	$98,943	($347,753)	$1,410,971
Net loss for the period	—	—	—	—	—	—	(97,457)	(97,457)
Other comprehensive loss	—	—	—	(8,638)	—	(8,638)	—	(8,638)
Total comprehensive loss	—	—	—	(8,638)	—	(8,638)	(97,457)	(106,095)
Share-based payments	—	—	11,015	—	—	11,015	—	11,015
Shares issued for:
Prospectus offerings (Note 22(a))	2,318,497	30,265	—	—	—	—	—	30,265
Exercise of stock options (Note 22(b))	592,748	6,712	(2,156)	—	—	(2,156)	—	4,556
Settlement of restricted and deferred share units (Note 22(c) and 22(e))	86,267	1,116	(1,370)	—	—	(1,370)	—	(254)
Shares repurchased and cancelled (Note 22(f))	(100,000)	(655)	—	—	—	—	—	(655)
Dividend declared (Note 22(g))	—	—	—	—	—	—	(5,231)	(5,231)
Balance at September 30, 2022	262,948,170	$1,697,219	$108,874	($15,025)	$3,945	$97,794	($450,441)	$1,344,572

(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines, three mines in Mexico consisting of the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine and the Jerritt Canyon Gold Mine in Nevada, USA. In addition, the Company owns four mines in suspension: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine and several exploration stage projects. As at September 30, 2022 the La Guitarra Silver/Gold mine was classified as an asset held-for-sale (Note 14).

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 23) and marketable securities (Note 13). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2021 except as outlined in Note 3.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2021 and the following accounting policies, critical judgments and estimates in applying accounting policies:

Assets and liabilities held-for-sale:
Accounting Policy:
A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)
Assets and liabilities held-for-sale (continued)
(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
•The appropriate level of management must be committed to a plan to sell the asset or disposal group;
•An active program to locate a buyer and complete the plan must have been initiated;
•The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
•Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and fair value less costs to sell ("FVLCTS"). If the FVLCTS is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Significant estimates and judgements:
In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

New and amended IFRS standards that are effective for the current year:
Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments were applied effective January 1, 2022 and did not have a material impact on the Company's consolidated financial statements.

Provisions, Contingent Liabilities and Contingent Assets (Amendment to IAS 37)
The amendments clarify that the cost of fulfilling a contract when assessing whether a contract is onerous comprise both the incremental costs and an allocation of other costs that relate directly to fulfilling the contract. The amendments apply to contracts existing at the date when the amendments are first applied. On adoption of this amendment, there was no impact to the Company's consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2022:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)
The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early application permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2022 (continued)

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. The International Accounting Standards Board ("IASB") has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. The amendments to IFRS Practice Statement 2 do not contain an effective date or transition requirements. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors—Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”.

The definition of a change in accounting estimates was deleted. However, the Board retained the concept of changes in accounting estimates in the Standard with the following clarifications:

• A change in accounting estimate that results from new information or new developments is not the correction of an error

• The effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application is permitted. With a view to reducing diversity in reporting, the amendments will clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and decommissioning liabilities. This amendment is not expected to have a material impact on the Company's financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:
•engages in business activities from which it may earn revenues and incur expenses;
•whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•for which discrete financial information is available.

For the nine months ended September 30, 2022, the Company's significant reporting segments includes its three operating mines in Mexico, the Jerritt Canyon Gold Mine in Nevada, United States and its "non-producing properties" in Mexico which include the La Parrilla, Del Toro, San Martin and La Guitarra mines, which have been placed on suspension. “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 20), coins and bullion sales, and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended September 30, 2022 and 2021		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2022	$62,781	$33,676	$12,290	$16,815	$11,626
	2021	46,312	24,104	8,280	13,928	14,153
Santa Elena	2022	53,156	30,288	7,805	15,063	9,594
	2021	19,988	15,603	3,963	422	15,658
La Encantada	2022	14,817	12,088	2,241	488	2,240
	2021	16,097	8,653	1,547	5,897	2,786
Non-producing Properties	2022	—	—	95	(95)	274
	2021	—	—	80	(80)	574
United States
Jerritt Canyon	2022	27,281	43,627	12,639	(28,985)	28,570
	2021	45,654	44,881	14,774	(14,001)	22,392
Others(1)	2022	5,387	3,445	637	1,305	5,819
	2021	1,376	1,164	478	(266)	4,133
Intercompany elimination	2022	(3,671)	(2,417)	—	(1,254)	—
	2021	(4,781)	(2,399)	—	(2,382)	—
Consolidated	2022	$159,751	$120,707	$35,707	$3,337	$58,123
	2021	$124,646	$92,006	$29,122	$3,518	$59,696
(1) The "Others" segment includes revenues of $5.4 million from coins and bullion sales of 263,380 silver ounces at an average price of $20.46 per ounce.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. SEGMENTED INFORMATION (continued)

Nine Months Ended September 30, 2022 and 2021		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
San Dimas	2022	$178,977	$98,511	$34,611	$45,855	$38,885
	2021	178,793	89,757	29,620	59,416	44,137
Santa Elena	2022	145,374	82,503	20,117	42,754	36,105
	2021	70,431	52,509	11,472	6,450	47,208
La Encantada	2022	51,647	33,819	6,353	11,475	7,178
	2021	58,918	30,473	5,442	23,003	8,340
Non-producing Properties	2022	—	—	303	(303)	686
	2021	—	—	315	(315)	1,742
United States
Jerritt Canyon	2022	100,565	130,981	37,061	(67,477)	71,548
	2021	80,510	76,594	25,073	(21,157)	30,506
Others(1)	2022	12,309	7,302	2,030	2,977	20,695
	2021	8,690	4,471	1,413	2,806	31,090
Intercompany elimination	2022	(12,840)	(7,577)	—	(5,263)	—
	2021	(18,101)	(8,955)	—	(9,146)	—
Consolidated	2022	$476,032	$345,539	$100,475	$30,018	$175,097
	2021	$379,241	$244,849	$73,335	$61,057	$163,023
(1) The "Others" segment includes revenues of $12.3 million from coins and bullion sales of 512,078 silver ounces at an average price of $24.04 per ounce.

During the nine months ended September 30, 2022, the Company had three (September 30, 2021 - three) customers that accounted for 97% (September 30, 2021 - 100%) of its sales revenue, with one major metal broker accounting for 93% of total revenue (September 30, 2021 - 92%).

At September 30, 2022 and December 31, 2021		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
San Dimas	2022	$215,620	$37,957	$98,439	$352,016	$482,804	$66,978
	2021	213,526	29,186	105,473	348,185	495,479	119,764
Santa Elena	2022	106,329	40,576	68,735	215,640	289,800	77,896
	2021	97,271	31,067	64,843	193,181	257,244	66,795
La Encantada	2022	26,566	4,595	23,274	54,435	107,151	31,700
	2021	25,827	4,640	20,680	51,147	114,634	35,245
Non-producing Properties	2022	84,224	33,489	24,359	142,072	224,213	33,328
	2021	106,215	38,752	27,180	172,147	215,725	31,760
United States
Jerritt Canyon	2022	412,240	91,400	170,057	673,697	725,154	234,288
	2021	362,811	104,431	172,857	640,099	733,725	233,484
Others	2022	—	35,363	73,358	108,721	223,984	264,344
	2021	—	34,804	58,204	93,008	308,182	226,970
Consolidated	2022	$844,979	$243,380	$458,222	$1,546,581	$2,053,106	$708,534
	2021	$805,649	$242,881	$449,237	$1,497,767	$2,124,989	$714,018

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré form. The Company’s primary products are precious metals of silver and gold. Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2022		2021		2022		2021
Gross revenue from payable metals:
Silver	$56,743	35%	$43,154	34%	$180,988	38%	$201,917	53%
Gold	103,736	65%	81,966	66%	297,073	62%	179,253	47%
Gross revenue	160,479	100%	125,120	100%	478,061	100%	381,170	100%
Less: smelting and refining costs	(728)		(474)		(2,029)		(1,929)
Revenues	$159,751		$124,646		$476,032		$379,241

As at September 30, 2022, the Company had $5.7 million of unearned revenue (December 31, 2021 - $12.2 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine is subject to a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations at the Santa Elena mine. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the three and nine months ended September 30, 2022, the Company delivered 484 and 1,968 ounces (2021 - 1,472 and 4,342 ounces), respectively, of gold to Sandstorm at an average price of $473 and $471 per ounce (2021 - $468 and $467 per ounce), respectively.

(b)    Net Smelter Royalty
The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. For the three and nine months ended September 30, 2022, the Company has incurred $1.6 million and $4.1 million (September 30, 2021 - $nil) in NSR from the production of Ermitaño.

(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at September 30, 2022 was 70:1.

During the three and nine months ended September 30, 2022, the Company delivered 10,196 and 30,898 ounces (2021 - 11,346 and 32,833 ounces) of gold, respectively, to WPMI at $624 and $622 per ounce (2021 - $618 and $616 per ounce), respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Consumables and materials	$27,831	$25,476	$79,738	$53,516
Labour costs	57,976	52,839	168,584	136,890
Energy	14,354	10,250	40,447	31,506
Maintenance	2,301	1,622	7,301	5,334
Assays and labwork	1,659	1,358	4,451	3,540
Insurance	1,099	1,147	3,301	2,356
Other costs(1)	7,770	7,797	16,635	9,345
Production costs	$112,990	$100,489	$320,457	$242,487
Transportation and other selling costs	761	569	2,045	1,958
Workers participation costs	2,340	4,017	9,581	10,380
Environmental duties and royalties	2,777	1,492	8,424	3,133
Finished goods inventory changes	1,731	(14,734)	1,807	(13,569)
Other (2)	108	173	3,225	460
Cost of Sales	$120,707	$92,006	$345,539	$244,849
(1) Other costs include stockpile and work-in-process inventory changes, land access payments as well as services related to travel and medical testing.
(2) Other includes $3.1 million in costs that were incurred for the nine months ended September 30, 2022 as a result of marginal ore material that was processed to keep the mill running at minimum feed requirements to perform government mandated air compliance test work at the Jerritt Canyon Gold mine during the second quarter of 2022.

7. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Corporate administration	$2,330	$2,124	$6,625	$5,555
Salaries and benefits	3,930	2,830	13,116	9,090
Audit, legal and professional fees	1,306	482	5,941	3,150
Filing and listing fees	324	163	638	407
Directors fees and expenses	235	208	655	600
Depreciation	420	406	1,232	1,273
	$8,545	$6,213	$28,207	$20,075

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
8. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
La Parrilla	$994	$889	$2,609	$2,639
Del Toro	553	831	1,779	2,594
San Martin	1,177	698	2,763	2,038
La Guitarra(1)	966	925	2,134	2,300
	$3,690	$3,344	$9,285	$9,571
(1) On May 24, 2022, there was an announcement for the proposed sale of the La Guitarra mine (Note 14), upon which the mine was classified as an asset held-for-sale ("AHFS").

9. INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gain from investment in silver futures derivatives	$287	$—	$3,175	$593
Loss from investment in marketable securities (Note 13(a))	(441)	(5,169)	(4,290)	(2,891)
Loss on write-down of assets held-for-sale(1)	—	—	—	(2,081)
Interest income and other	514	306	189	695
	$360	($4,863)	($926)	($3,684)
(1) In March 2021, the Company entered into an agreement with Condor Gold PLC ("Condor") to sell its AG Mill equipment for gross proceeds of $6.5 million, including $3.5 million in cash and $3.0 million in common shares of Condor. During the nine months ended September 30, 2021, the Company recognized a loss of $2.1 million, being the difference between the proceeds of disposal and the carrying amount of the project's net assets, as loss on write-down of assets held-for-sale.

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Debt facilities(1) (Note 20)	$2,735	$2,599	$7,624	$7,810
Accretion of decommissioning liabilities	1,533	709	4,549	2,276
Lease liabilities (Note 21)	571	547	1,612	1,418
Silver sales and other	397	172	876	423
	$5,236	$4,027	$14,661	$11,927
(1) During the three and nine month periods ended September 30, 2022, finance costs for debt facilities include non-cash accretion expense of $2.3 million (2021- $1.7 million) and $6.5 million (2021 - $5.2 million), respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
11. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings or loss available to common shareholders divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings or loss per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended September 30, 2022 and 2021 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss for the periods	($20,692)	($18,406)	($97,457)	($952)

Weighted average number of shares on issue - basic	262,865,860	256,363,759	261,925,327	240,687,196
Weighted average number of shares on issue - diluted(1)	262,865,860	256,363,759	261,925,327	240,687,196

Loss per share - basic	($0.08)	($0.07)	($0.37)	$0.00
Loss per share - basic and diluted	($0.08)	($0.07)	($0.37)	$0.00
(1)For the nine months ended September 30, 2022, diluted weighted average number of shares excluded 4,295,386 (2021 - 6,525,871) options, 5,000,000 (2021 - 5,000,000) warrants, 1,285,161 restricted and performance share units (2021 - nil), nil (2021 - 16,327,598) common shares issuable under the 2018 convertible debentures (Note 20(a)) and 13,888,895 common shares issuable under the 2021 convertible debentures (2021- nil) (Note 20(a)) that were anti-dilutive.

12. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	September 30, 2022	December 31, 2021
Finished goods - doré	$2,826	$3,735
Work-in-process	7,484	6,409
Stockpile	3,897	9,015
Silver coins and bullion	12,116	10,790
Materials and supplies	36,687	30,664
	$63,010	$60,613

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at September 30, 2022, mineral inventories, which consist of stockpile, work-in-process and finished goods includes a $8.1 million write down (December 2021 - $7.5 million) which was recognized in cost of sales during the quarter.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
13. OTHER FINANCIAL ASSETS

As at September 30, 2022, other financial assets consists of the Company’s investment in marketable securities comprised of the following:

	September 30, 2022	December 31, 2021
FVTPL marketable securities (a)	$6,196	$10,851
FVTOCI marketable securities (b)	7,572	15,635
Total other financial assets	$13,768	$26,486

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Loss in marketable securities designated as FVTPL for the three and nine months ended September 30, 2022 was $0.4 million (2021- loss of $5.2 million) and $4.3 million (2021 - loss of $2.9 million), respectively, and were recorded through profit or loss.

(b)Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three and nine months ended September 30, 2022 was a loss of $1.0 million (2021 - loss of $7.7 million) and a loss of $8.6 million (2021 - loss of $14.1 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment.

14. ASSETS HELD-FOR-SALE

On May 24, 2022, the Company announced that it entered into a share purchase agreement with Sierra Madre Gold and Silver Ltd. ("Sierra Madre"), to sell the La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra") silver mine in Mexico for total consideration of approximately $35 million, consisting of 69,063,076 Sierra Madre shares at a deemed price of $0.51 per share. The closing of the transaction requires that Sierra Madre raise a minimum of $7.7 million (CAD $10 million) in a private placement concurrent or prior to the sale. Upon closing, First Majestic will also be granted a 2% net smelter royalty return ("NSR") on all mineral production from the La Guitarra concessions, with the NSR subject to a 1% buy-back option for $2 million. The transaction is expected to close in the first quarter of 2023, following the Sierra Madre shareholder vote on December 8, 2022. At September 30, 2022, the sale was considered highly probable; therefore, the assets and liabilities of La Guitarra were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. Immediately prior to the classification to asset and liabilities held for sale, the carrying amount of La Guitarra was remeasured to its recoverable amount, being its fair value less cost of disposal ("FVLCD"), based on the expected proceeds from the sale. During the second quarter of 2022, the Company has recorded a reversal of impairment loss related to the La Guitarra assets of $7.6 million based on the recoverable amount implied by the share purchase agreement.

Out of the impairment reversal of $7.6 million related to La Guitarra, $5.8 million was allocated to depletable mining interest, $1.6 million was allocated to non-depletable mining interest with the remaining $0.3 million allocated to property, plant and equipment, resulting in an impairment reversal of $5.0 million, net of a $2.7 million adjustment to the deferred tax liability. The recoverable amount of La Guitarra, being its FVLCD, was $34.9 million based on the expected proceeds from the sale.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
14. ASSETS HELD-FOR-SALE (continued)

The components of assets and liabilities held for sale relating to La Guitarra are as follows:

As at September 30, 2022

Assets:
Cash and cash equivalents	$5,269
Trade and other receivables	591
Inventory	440
Prepaid expenses and other	14
Current assets	6,314

Non-Current Assets:
Mineral Interests - depletable	27,522
Mineral Interests - non-depletable	7,435
Property, plant and equipment	1,179
Right of use assets	17
Deposits on long-term assets	25
Total assets held-for-sale	$42,492

Liabilities:
Trade payables and accrued liabilities	$46
Current portion of lease obligations	7
Current Liabilities	$53

Non-Current Liabilities:
Deferred tax liabilities	5,003
Lease obligations	11
Decommissioning liabilities	2,765
Total liabilities relating to assets held-for-sale	$7,832

Net assets held for sale	$34,660

The La Guitarra mine is presented in the non-producing properties reportable segment (Note 4, 15 and 16 ).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	September 30, 2022	December 31, 2021
Depletable properties	$844,979	$805,649
Non-depletable properties (exploration and evaluation costs, exploration potential)	243,380	242,881
	$1,088,359	$1,048,530

Depletable properties are allocated as follows

Depletable properties	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2020	$250,093	$73,292	$118,312	$—	$497,191	$938,888
Additions	34,894	16,150	2,546	16,618	—	70,208
Acquisition of Jerritt Canyon	—	—	—	340,652	—	340,652
Change in decommissioning liabilities	1,209	2,177	584	28,799	(2,622)	30,147
Transfer from non-depletable properties	—	34,302	1,293	—	—	35,595
At December 31, 2021	$286,196	$125,921	$122,735	$386,069	$494,569	$1,415,490
Additions	24,227	18,346	1,861	40,490	—	84,924
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	(110,341)	(110,341)
Transfer from non-depletable properties	—	—	2,098	30,503	—	32,601
At September 30, 2022	$310,423	$144,267	$126,694	$457,062	$384,228	$1,422,674
Accumulated depletion, amortization and impairment reversal
At December 31, 2020	($45,502)	($20,400)	($92,447)	$—	($388,354)	($546,703)
Depletion and amortization	(27,169)	(8,250)	(4,461)	(23,258)	—	(63,138)
At December 31, 2021	($72,671)	($28,650)	($96,908)	($23,258)	($388,354)	($609,841)
Depletion and amortization	(22,132)	(9,288)	(3,220)	(21,564)	—	(56,204)
Reversal of impairment (Note 14)	—	—	—	—	5,845	5,845
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	82,505	82,505
At September 30, 2022	($94,803)	($37,938)	($100,128)	($44,822)	($300,004)	($577,695)

Carrying values
At December 31, 2021	$213,526	$97,271	$25,827	$362,811	$106,215	$805,649
At September 30, 2022	$215,620	$106,329	$26,566	$412,240	$84,224	$844,979
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. The net book value of La Guitarra classified as an asset held-for-sale is $27.5 million.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

Non-depletable properties	San Dimas(a)	Santa Elena(b)	La Encantada	Jerritt Canyon(c)	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream(d)	Total
At December 31, 2020	$17,179	$33,951	$2,955	$—	$37,004	$22,099	$4,356	$117,545
Exploration and evaluation expenditures	12,007	31,418	2,978	12,424	1,748	985	7,500	69,060
Change in decommissioning liabilities	—	—	—	—	—	(136)	—	(136)
Acquisition of Jerritt Canyon	—	—	—	92,007	—	—	—	92,007
Transfer to depletable properties	—	(34,302)	(1,293)	—	—	—	—	(35,595)
At December 31, 2021	$29,186	$31,067	$4,640	$104,431	$38,752	$22,948	$11,856	$242,881
Exploration and evaluation expenditures	8,771	9,509	2,053	17,472	608	558	—	38,971
Reversal of impairment (Note 14)	—	—	—	—	1,564	—	—	1,564
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	(7,435)	—	—	(7,435)
Transfer to depletable properties	—	—	(2,098)	(30,503)	—	—	—	(32,601)
At September 30, 2022	$37,957	$40,576	$4,595	$91,400	$33,489	$23,506	$11,856	$243,380
(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines. The net book value of La Guitarra classified as an asset held-for-sale is $7.4 million.
(2) Exploration projects include the La Luz, La Joya, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects.

(a)San Dimas Silver/Gold Mine, Durango State, Mexico

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as at September 30, 2022 was 70:1.

(b)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena Mine is subject to a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations of the Santa Elena mine to Sandstorm. The selling price to Sandstorm is currently the lesser of $464 per ounce, subject to a 1% annual inflation increase every April, and the prevailing market price.

The Santa Elena mine has a net smelter royalty ("NSR") agreement with Orogen Royalties Inc. that requires a 2% NSR from the production of the Ermitaño property. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño property. During the three and nine months ended September 30, 2022, the Company has incurred $1.6 million and $4.1 million (September 30, 2021 - $nil) in NSR from the production of Ermitaño.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. MINING INTERESTS (continued)

(c) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.5% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.5%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

As at September 30, 2022, total NSR royalty accrual outstanding was $0.1 million (2021 -$0.1 million).

(d) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream"), a development stage mining project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing with its production of silver, First Mining must deliver 50% of the payable silver which it receives from the offtaker within five business days of the end of each quarter.

Transaction consideration paid and payable by First Majestic is summarized as follows:
•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment, consisting of $3.75 million in cash and $3.75 million in First Majestic shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and
•The third payment, consisting of $2.5 million in cash and $2.5 million in First Majestic shares (based on 20 days volume weighted average price), will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole, which has not yet been received.

In connection with the agreement, First Mining also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production.

As at September 30, 2022, the Company has paid $17.5 million in consideration to First Mining as part of the agreement, of which $5.7 million was allocated to other financial assets and $11.8 million was allocated to the Springpole Silver Stream recognized within exploration and evaluation assets.
First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)(3)	Other	Total
Cost
At December 31, 2020	$199,329	$468,624	$55,669	$28,651	$752,273
Additions	34	2,974	77,151	341	80,500
Acquisition of Jerritt Canyon	32,992	137,219	4,337	1,179	175,727
Transfers and disposals	12,602	15,645	(46,706)	3,412	(15,047)
At December 31, 2021	$244,957	$624,462	$90,451	$33,583	$993,453
Additions	—	2,841	48,006	354	51,201
Reclassification to asset held-for-sale (Note 14)	(8,246)	(16,158)	(24)	(912)	(25,340)
Transfers and disposals	17,706	12,826	(36,165)	4,249	(1,384)
At September 30, 2022	$254,417	$623,971	$102,268	$37,274	$1,017,930

Accumulated depreciation, amortization and impairment reversal
At December 31, 2020	($133,156)	($343,379)	$—	($17,518)	($494,053)
Depreciation and amortization	(13,923)	(33,137)	—	(2,899)	(49,959)
Transfers and disposals	—	1,637	—	240	1,877
Loss on disposal of equipment	—	—	—	(2,081)	(2,081)
At December 31, 2021	($147,079)	($374,879)	$—	($22,258)	($544,216)
Depreciation and amortization	(8,820)	(29,676)	—	(2,628)	(41,124)
Impairment reversal (Note 14)	252	—	—	—	252
Reclassification to asset held-for-sale (Note 14)	7,725	15,672	—	764	24,161
Transfers and disposals	—	1,181	—	38	1,219
At September 30, 2022	($147,922)	($387,702)	$—	($24,084)	($559,708)

Carrying values
At December 31, 2021	$97,878	$249,583	$90,451	$11,325	$449,237
At September 30, 2022	$106,495	$236,269	$102,268	$13,190	$458,222

(1) Included in land and buildings is $11.2 million (2021 - $11.2 million) of land which is not subject to depreciation.
(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, the Santa Elena dual circuit project, plant improvements, other mine infrastructures and equipment overhauls.
(3) Transfers and disposals in construction in progress includes the sale of the AG mill and certain mill equipment to Condor Gold PLC and Capstone Mining Corp. as disclosed in Note 9.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other	Total
Cost
At December 31, 2020	$146,728	$97,331	$143,510	$—	$293,761	$70,943	$752,273
Additions	9,484	19,885	5,831	17,366	229	27,705	80,500
Acquisition of Jerritt Canyon	—	—	—	175,727	—	—	175,727
Transfers and disposals	2,316	5,381	1,377	(8)	(8,184)	(15,929)	(15,047)
At December 31, 2021	$158,528	$122,597	$150,718	$193,085	$285,806	$82,719	$993,453
Additions(2)	5,886	8,249	3,264	13,587	78	20,137	51,201
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	(25,340)	—	(25,340)
Transfers and disposals	(239)	2,737	1,973	420	(6,577)	302	(1,384)
At September 30, 2022	$164,175	$133,583	$155,955	$207,092	$253,967	$103,158	$1,017,930

Accumulated depreciation, amortization and impairment
At December 31, 2020	($34,623)	($48,086)	($126,955)	$—	($263,873)	($20,516)	($494,053)
Depreciation and amortization	(17,801)	(6,997)	(2,259)	(20,228)	(266)	(2,408)	(49,959)
Transfers and disposals	(631)	(2,671)	(824)	—	5,513	490	1,877
Write-down on assets held-for-sale	—	—	—	—	—	(2,081)	(2,081)
At December 31, 2021	($53,055)	($57,754)	($130,038)	($20,228)	($258,626)	($24,515)	($544,216)
Depreciation and amortization	(12,840)	(7,388)	(1,886)	(16,811)	(170)	(2,029)	(41,124)
Impairment reversal (Note 14)	—	—	—	—	252	—	252
Reclassification to asset held-for-sale (Note 14)	—	—	—	—	24,161	—	24,161
Transfers and disposals	159	294	(757)	4	4,775	(3,256)	1,219
At September 30, 2022	($65,736)	($64,848)	($132,681)	($37,035)	($229,608)	($29,800)	($559,708)

Carrying values
At December 31, 2021	$105,473	$64,843	$20,680	$172,857	$27,180	$58,204	$449,237
At September 30, 2022	$98,439	$68,735	$23,274	$170,057	$24,359	$73,358	$458,222

(1) Non-producing properties include the San Martin, Del Toro, La Parrilla and La Guitarra mines.
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

17. RIGHT-OF-USE ASSETS

The Company entered into operating leases to use certain land, building, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased asset over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. RIGHT-OF-USE ASSETS (continued)

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Other	Total
At December 31, 2020	$8,087	$6,234	$8	$14,330
Additions	1,294	17,560	—	18,854
Remeasurements	363	1,668	—	2,031
Depreciation and amortization	(1,325)	(4,520)	(7)	(5,851)
Disposals	(117)	(23)	—	(139)
At December 31, 2021	$8,302	$20,921	$2	$29,225
Additions	1,767	1,354	13	3,134
Remeasurements	538	2,158	(2)	2,694
Depreciation and amortization	(1,240)	(4,638)	(4)	(5,882)
Transfer to asset held-for-sale (Note 14)	(19)	—	—	(19)
At September 30, 2022	$9,348	$19,795	$9	$29,152

18. RESTRICTED CASH

Restricted cash is comprised of the following:

	September 30, 2022	December 31, 2021
Escrowed Funds for the acquisition of Jerritt Canyon	$—	$12,570
Current Restricted Cash	—	12,570

Nevada Division of Environmental Protection bond(1)	595	39,727
Chartis Commutation Account(2)	27,577	27,275
SAT Primero tax dispute(3)	73,016	48,010
Non-Current Restricted Cash	101,188	115,012

Total Restricted Cash	$101,188	$127,582

1.During the second quarter of 2022, cash bonds held with the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service (“USFS”) were replaced with surety bonds to fund ongoing reclamation and mine closure obligations, with a $5 million letter of credit provided as collateral for these bonds (Note 20). These funds were previously classified as non-current restricted cash until returned to the Company by the NDEP and USFS. During the third quarter of 2022, the NDEP and USFS have returned the cash bonds totaling $44.1 million and these amounts have been re-classified to cash and cash equivalents as at September 30, 2022.
2.The Company owns an environmental risk transfer program (the "ERTP") for Jerritt Canyon from American Insurance Group ("AIG"). As part of the ERTP, $27.6 million is on deposit in an interest-bearing account with AIG (the "Commutation Account"). The Commutation Account principal plus interest earned on the principal is used to fund ongoing reclamation and mine closure obligations. The Company can elect to extinguish all rights under the policy, which would release AIG from reclamation cost and financial assurance liabilities, and substitute with replacement bonds. AIG would pay Jerritt Canyon the remaining balance in the Commutation Account.
3.In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") in relation to the advanced pricing agreement (Note 25), the tax authority has frozen a PEM bank account with funds of $73.0 million (1,459 million MXN) as a guarantee against certain disputed tax assessments. This balance consists of Value Added Tax ("VAT") refunds that the Company has received which were previously withheld by the tax authority. The Company does not agree with SAT's position and has challenged it through the relevant legal channels.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	September 30, 2022	December 31, 2021
Trade payables	$28,123	$41,827
Trade related accruals	46,296	30,621
Payroll and related benefits	24,805	28,162
Estimated Triggered Tax Adjustment and Working Capital Adjustment payable, net	—	12,570
NSR royalty liabilities (Notes 15(b)(c))	1,696	1,147
Environmental duty and net mineral sales proceeds tax	2,769	3,281
Other accrued liabilities	1,642	3,058
	$105,331	$120,666

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES

The movement in debt facilities during the nine months ended September 30, 2022 and year ended December 31, 2021, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2020	$142,825	$9,883	$152,708
Gross proceeds from debt financing	$230,000	$—	$230,000
Portion allocated to equity reserves from debt financing	(42,340)	—	(42,340)
Finance costs
Interest expense	2,846	537	3,383
Accretion	6,809	349	7,158
Proceeds from drawdown of revolving credit facility	—	30,000	30,000
Repayments of principal	(125,576)	(40,000)	(165,576)
Conversion of senior convertible notes to common shares	(23,230)	—	(23,230)
Transaction costs	(7,224)	(101)	(7,325)
Payments of finance costs	(2,932)	(612)	(3,544)
Balance at December 31, 2021	$181,178	$56	$181,234
Finance costs
Interest expense	630	515	1,145
Accretion	6,479	—	6,479
Proceeds from drawdown of revolving credit facility	—	30,000	30,000
Payments of finance costs	(505)	(494)	(999)
Balance at September 30, 2022	$187,782	$30,077	$217,859

Statements of Financial Position Presentation
Current portion of debt facilities	$69	$56	$125
Non-current portion of debt facilities	181,108	—	181,108
Balance at December 31, 2021	$181,178	$56	$181,234
Current portion of debt facilities	$193	$77	$270
Non-current portion of debt facilities	187,589	30,000	217,589
Balance at September 30, 2022	$187,782	$30,077	$217,859

(a)Convertible Debentures
2021 Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)

(a)Convertible Debentures (continued)

The Company may not redeem the Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

A portion of the Notes proceeds received were used to redeem 125,231 of the 2018 Senior Convertible Notes ("Existing Notes") for total costs of $164.9 million. The total proceeds were allocated to the carrying value of the debt by $118.9 million and $41.8 million to equity reserves of these Existing Notes, resulting with a loss on the settlement of debt of $4.6 million. 24,219 of the remaining Existing Notes were converted to common shares by note holders at an adjusted conversion rate of 106.0528 common shares per $1,000 face value note, where $23.2 million were allocated to the carrying value of the debt and $4.1 million were transferred to share capital from equity reserves. Finally, 6,950 of the remaining notes were settled at par value with a payment in cash of $6.95 million; the cash paid was allocated to the carrying value of the debt by $6.6 million and $0.2 million to equity reserves. At December 31, 2021, the Existing Notes have been fully settled, with a remaining carrying value of $nil.

(b)     Revolving Credit Facility

On March 31, 2022, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Toronto Dominion Bank ("syndicate") by extending the maturity date from November 30, 2022 to March 31, 2025 and increasing the credit limit from $50.0 million to $100.0 million. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.25% to 3.5% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.563% to 0.875% per annum, dependent on certain financial parameters of First Majestic. As at September 30, 2022, the applicable rates were 2.25% and 0.56250% per annum, respectively.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
20. DEBT FACILITIES (continued)

(b) Revolving Credit Facility (continued)

These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at September 30, 2022 and December 31, 2021, the Company was in compliance with these covenants.

During the second quarter of 2022, the Company replaced cash bonds held with the NDEP and USFS with surety bonds to fund ongoing reclamation and mine closure obligations (Note 18). The Company has provided the bond issuer with a $5 million letter of credit using the Revolving Credit Facility as collateral for these bonds. As at September 30, 2022 the undrawn portion of the Revolving Credit Facility totals $65.0 million (December 2021- nil).

21. LEASE LIABILITIES

The Company has finance leases, operating leases and equipment financing liabilities for various mine and plant equipment, office space and land. Finance leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For operating leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. LEASE LIABILITIES (continued)

The movement in lease liabilities during the periods ended September 30, 2022 and December 31, 2021 are comprised of the following:

	Finance Leases	Operating Leases(a)	Equipment Financing(b)	Total
Balance at December 31, 2020	$—	$19,986	$589	$20,575
Acquisition of Jerritt Canyon	2,194	—	—	2,194
Additions	4,001	18,854	—	22,855
Remeasurements	—	2,031	—	2,031
Disposals	—	(150)	—	(150)
Finance costs	89	1,915	9	2,013
Repayments of principal	(942)	(7,824)	(521)	(9,287)
Payments of finance costs	(89)	—	(13)	(102)
Foreign exchange gain	—	(268)	—	(268)
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861
Additions	2,349	3,134	—	5,483
Remeasurements	—	2,694	—	2,694
Finance costs	175	1,437	—	1,612
Repayments of principal	(1,875)	(8,139)	(64)	(10,078)
Payments of finance costs	(148)	—	—	(148)
Foreign exchange gain	(50)	(36)	—	(86)
Balance at September 30, 2022	$5,704	$33,634	$—	$39,338
Statements of Financial Position Presentation
Current portion of lease liabilities	$2,165	$9,596	$64	$11,825
Non-current portion of lease liabilities	3,088	24,948	—	28,036
Balance at December 31, 2021	$5,253	$34,544	$64	$39,861
Current portion of lease liabilities	$2,500	$10,824	$—	$13,324
Non-current portion of lease liabilities	3,204	22,810	—	26,014
Balance at September 30, 2022	$5,704	$33,634	$—	$39,338

(a) Operating leases
Operating leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These operating leases have remaining lease terms of one to ten years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 2.5% to 11.2% per annum.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. LEASE LIABILITIES (continued)
(b) Equipment financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As of September 30, 2022 and December 31, 2021, the Company was in compliance with these covenants.
As at September 30, 2022, the net book value of property, plant and equipment includes $nil (December 31, 2021 - $2.0 million) equipment pledged as security for the equipment financing.

22. SHARE CAPITAL

(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

	Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021
	Number of Shares	Net Proceeds	Number of Shares	Net Proceeds
ATM program(1)	2,318,497	$30,265	4,225,000	66,674
	2,318,497	$30,265	4,225,000	66,674

(1) In May 2021, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the nine months ended September 30, 2022, the Company sold 2,318,497 (2021 - 4,225,000) common shares of the Company under the ATM program at an average price of $13.53 (2021 - $15.78) for gross proceeds of $31.4 million (2021 - $68.6 million), or net proceeds of $30.3 million (2021 - $66.7 million) after costs. At September 30, 2022, the Company completed $100 million of the ATM program. In July 2022, the Company filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. During the three months ended September 30, 2022, the Company incurred $0.3 million in transaction costs in relation to the ATM.
(b)Stock options
On May 26, 2022, a new Long-Term Incentive Plan was adopted ("LTIP"). Under the terms of the Company’s LTIP, the maximum number of shares reserved for issuance under the LTIP is 6% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter. Any options granted prior to May 26, 2022 will be governed by the previous LTIP.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL (continued)

(b)Stock options (continued)

The following table summarizes information about stock options outstanding as at September 30, 2022:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
5.01 - 10.00	1,919,920	8.70	6.37	1,663,670	8.63	6.09
10.01 - 15.00	2,733,046	13.37	8.77	691,797	13.65	7.49
15.01 - 20.00	1,298,964	16.38	8.05	642,274	16.11	7.33
20.01 - 250.00	632,875	21.47	8.66	159,555	21.47	8.65
	6,584,805	13.38	7.92	3,157,296	11.90	6.78

The movements in stock options issued during the nine months ended September 30, 2022 and year ended December 31, 2021 are summarized as follows:

	Nine Months Ended		Year Ended
	September 30, 2022		December 31, 2021
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	5,638,383	13.29	7,074,092	12.07
Granted	2,222,250	13.31	1,400,000	18.98
Exercised	(592,748)	9.79	(2,502,234)	10.87
Cancelled or expired	(683,080)	15.57	(333,475)	29.45
Balance, end of the period	6,584,805	13.38	5,638,383	13.29

During the nine months ended September 30, 2022, the aggregate fair value of stock options granted was $10.9 million (December 31, 2021 - $9.9 million), or a weighted average fair value of $4.90 per stock option granted (December 31, 2021 - $7.04).

During the nine months ended September 30, 2022, total share-based payments expense related to stock options was $7.0 million (December 31, 2021 - $8.8 million).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Nine Months Ended	Year Ended
Assumption	Based on	September 30, 2022	December 31, 2021
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.84	1.04
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.92	5.93
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	49.00	49.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	1.64%	0.10%

The weighted average closing share price at date of exercise for the nine months ended September 30, 2022 was CAD$13.38 (December 31, 2021 - CAD$13.29).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL (continued)
(c) Restricted Share Units
On May 26, 2022, a new LTIP was adopted. The Company adopted the LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity. Any RSU's granted prior to May 26, 2022 will be governed by the previous LTIP.

The associated compensation cost is recorded as share-based payments expense against equity reserves.

The following table summarizes the changes in RSU's for the nine months ended September 30, 2022 and the year ended December 31, 2021:

	Nine Months Ended September 30, 2022		Year Ended December 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	400,549	16.77	184,483	15.66
Granted	494,006	13.21	312,991	17.19
Settled	(96,082)	16.52	(69,504)	15.79
Forfeited	(53,221)	15.12	(27,421)	16.56
Outstanding, end of the period	745,252	14.56	400,549	16.77

During the nine months ended September 30, 2022, total share-based payments expense related to RSU's was $2.5 million (December 31, 2021 - $1.9 million).

(d) Performance Share Units
On May 26, 2022, a new LTIP was adopted. The Company adopted the LTIP to allow the Company to grant to its directors, employees and consultants non-transferable Performance Share Units ("PSU's"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSU’s granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies. Unless otherwise stated, the awards typically vest three years from the grant date. The fair value of a PSU is based on the value of the Company's share price at the date of grant and will be adjusted based on actual units issued on the vesting date. The Company intends to settle all PSU's in equity. Any PSU's granted prior to May 26, 2022 will be governed by the previous LTIP.

The following table summarizes the changes in PSU's granted to employees and consultants for the nine months ended September 30, 2022 and the year ended December 31, 2021:

	Nine Months Ended September 30, 2022		Year Ended December 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	275,516	16.58	109,035	15.62
Granted	264,221	13.25	184,050	17.15
Forfeited	(50,429)	15.74	(17,569)	16.56
Outstanding, end of the period	489,308	14.87	275,516	16.58

During the nine months ended September 30, 2022, total share-based payments expense related to PSU's was $1.2 million (year ended December 31, 2021 - $1.2 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. SHARE CAPITAL (continued)
(e)     Deferred Share Units
The Company adopted the 2019 Long-Term Incentive Plan ("2019 LTIP") to allow the Company to grant to its directors, employees and consultants non-transferrable Deferred Share Units ("DSU's"), in addition to options, RSU's and PSU's. Unless otherwise stated, the DSU awards typically vest immediately at the grant date. The fair value of a DSU is based on the value of the Company's share price at the date of grant. The Company intends to settle all DSU's under the 2019 LTIP in equity.

On March 23, 2022, a new DSU plan was adopted ("2022 DSU Plan"). All DSU's issued under the 2022 DSU Plan will be settled in cash. There were two grants made during the nine months ended September 30, 2022 resulting with a total expense of $0.1 million.

The following table summarizes the changes in DSU's granted to directors for the nine months ended September 30, 2022 and the year ended December 31, 2021:

	Nine Months Ended September 30, 2022		Year Ended December 31, 2021
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	25,185	18.31	—	—
Granted	37,312	14.07	31,040	18.08
Settled	(11,896)	15.55	(5,855)	17.08
Outstanding, end of the period	50,601	15.83	25,185	18.31
During the nine months ended September 30, 2022, total share-based payments expense related to DSU's was $0.4 million (year ended December 31, 2021 - $0.4 million).

(f)     Share Repurchase Program and Share Cancellation
The Company has an ongoing share repurchase program to repurchase up to 10,000,000 of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common share would be in the best interest of the Company. During the nine months ended September 30, 2022, the Company repurchased 100,000 common shares at an average price of CDN $8.52 per share as part of the Share Repurchase Program (December 2021 - nil) for total proceeds of $0.7 million, net of transaction costs.

During the year ended December 31, 2021, the Company cancelled 6,913 shares pursuant to section 4.4 of the plan of arrangement between Primero Mining Corp. ("Primero") and the Company with an effective date of May 10, 2018 that states that any former shareholder of Primero who does not surrender their shares on the third anniversary of the effective date would cease the right to any of the Company's shares and as such would automatically be cancelled.

(g)     Dividends
The Company declared the following dividends during the nine months ended September 30, 2022:

Declaration Date	Record Date	Dividend per Common Share
March 10, 2022	March 21, 2022	$0.0079
May 12, 2022	May 25, 2022	$0.0060
August 4, 2022	August 16, 2022	$0.0061
November 9, 2022(1)	November 22, 2022	$0.0061

(1) These    dividends    were declared subsequent to the period end and have not been recognized as distributions to owners    during the period     presented.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2022 and year ended December 31, 2021.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future derivatives are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities	Approximated carrying value as discount rate on these
instruments approximate the Company's credit risk.

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	September 30, 2022			December 31, 2021
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Marketable securities (Note 13)	$13,768	$12,513	$1,255	$26,486	$22,531	$3,955

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

During the period ended September 30, 2022, an impairment reversal was recorded for the La Guitarra mine, bringing the carrying value of the asset up to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of this fair value is categorized as Level 1 as it is based on the selling price in the market (Note 14).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(b) Capital risk management

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	September 30, 2022	December 31, 2021
Equity	$1,344,572	$1,410,971
Debt facilities	217,859	181,233
Lease liabilities	39,338	39,861
Less: cash and cash equivalents	(148,819)	(237,926)
	$1,452,950	$1,394,139

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 20(b)) and lease liabilities (Note 21(b)). As at September 30, 2022 and December 31, 2021, the Company was in compliance with these covenants.

(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at September 30, 2022, VAT receivable was $40.6 million (December 31, 2021 - $47.1 million), of which $22.2 million (December 31, 2021 - $22.2 million) relates to Minera La Encantada S.A. de C.V. ("MLE") and $14.0 million (December 31, 2021 - $22.0 million) relates to PEM.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities as at September 30, 2022 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$105,331	$105,331	$105,331	$—	$—	$—
Debt facilities	217,859	271,621	2,016	38,455	231,150	—
Lease liabilities	39,338	43,219	13,415	22,133	6,712	959
Other liabilities	6,748	6,748	—	—	—	6,748
Commitments	10,620	10,620	10,620	—	—	—
	$379,896	$437,539	$131,382	$60,588	$237,862	$7,707

At September 30, 2022, the Company had working capital of $148.2 million (December 31, 2021 – $224.4 million). Total available liquidity at September 30, 2022 was $213.2 million, including $65.0 million of undrawn revolving credit facility.

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2022
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Other financial assets	Trade and other payables	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$39,812	$—	$—	$3,621	($2,746)	$40,687	$4,069
Mexican peso	27,762	73,016	36,773	—	(41,543)	96,008	9,601
	$67,574	$73,016	$36,773	$3,621	($44,289)	$136,695	$13,670

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the three and nine months ended September 30, 2022, the Company did not have any gain or loss (2021 - loss of $0.05 million) on fair value adjustments to its foreign currency derivatives. As at September 30, 2022, the Company does not hold any foreign currency derivatives (2021 - $12 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		September 30, 2022
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré inventory	$2,078	$372	$2,450
	$2,078	$372	$2,450

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at September 30, 2022, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at September 30, 2022, a change of 100 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Other adjustments to investing activities:
Purchase of marketable securities	($309)	($59)	($1,728)	($1,762)
Proceeds from disposal of marketable securities	—	104	2,739	2,177
Cash received on settlement of derivatives	653	—	3,175	533
	$344	$45	$4,186	$948
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$807	$3,449	$1,941	($1,134)
(Increase) decrease in value added taxes receivable	(1,318)	19,659	5,898	(437)
Decrease (increase) in inventories	1,814	(15,203)	(2,139)	(15,618)
Decrease (increase) in prepaid expenses and other	1,216	713	(5,122)	(1,100)
Increase in income taxes payable	(308)	9,208	134	1,174
Increase (decrease) in trade and other payables	365	(5,875)	(28,367)	(5,712)
Decrease (increase) in restricted cash (Note 18)	40,428	(31,161)	26,394	(31,161)
	$43,004	($19,210)	($1,261)	($53,988)
Non-cash investing and financing activities:
Acquisition of Jerritt Canyon	$—	$—	$—	$466,300
Transfer of share-based payments reserve upon settlement of RSU's	$30	$139	1,370	595
Transfer of share-based payments reserve upon exercise of options	626	193	2,156	5,536
Acquisition of mining interests	—	—	—	(3,750)
Assets acquired by finance lease	(539)	—	(2,349)	—
	$117	$332	$1,177	$468,681
As at September 30, 2022, cash and cash equivalents include $1.8 million (December 31, 2021 - $6.4 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

(b) Primero Tax Rulings
When Primero, the previous owner of San Dimas acquired the San Dimas Mine in August 2010, it assumed the obligations under a Silver Purchase Agreement (“Old Stream Agreement”) that required its subsidiary PEM to sell exclusively to WPMI up to 6 million ounces silver produced from the San Dimas Mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.014 per ounce plus an annual increase of 1% (“PEM Realized Price”).

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain tax and legal assurance that the SAT would accept the PEM Realized Price as the transfer price to calculate Mexican income taxes payable by PEM, a mutually binding Advance Pricing Agreement (“APA”) was entered into with the SAT for taxation years 2010 to 2014. On October 4, 2012, the SAT confirmed that based on the terms of the APA, the PEM Realized Price could be used as PEM’s basis for calculating taxes owed for the silver sold under the Old Stream Agreement.

In February 2016, the SAT initiated a legal process seeking to retroactively nullify the APA.

In 2019, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $242.2 million (4,919 million MXN) inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $134.1 million (2,723 million MXN) (collectively, the "Reassessments"). The Company believes that the Reassessments violate the terms of the APA. The major items in the Reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
The Company continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. Furthermore, as discussed further below, it has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement (“NAFTA”) for violation of its international law obligations.

Domestic Remedies

In September 2020, the Company was served with a decision of the Federal Court seeking to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:
(i) SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii) SAT’s failure to request from PEM certain additional information before issuing the APA.

The Company’s legal advisors having reviewed the written reasons have advised that the Federal Court’s decision is flawed both due to SAT's procedural irregularities and failure to address the relevant evidence and legal authorities. In addition, they consider that the laws applied to PEM in the decision are unconstitutional. As a result, the Company filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. The other writ of certiorari has not been admitted by the Plenary of the Supreme Court. Therefore, the Company is currently waiting for the Supreme Court to issue a resolution towards such writs of certiorari. Based on the outcome of these two writs, the challenge filed by the Company will be heard by the Mexican Supreme Court instead of the Circuit Courts.

The Company, in addition to challenging the SAT’s actions in the Mexican courts, is also pursuing resolution of its dispute through Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”).

International Remedies

On March 2, 2021, the Company submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of NAFTA. On March 31, 2021, the Notice of Registration of the Request for Arbitration was issued by the ICSID Secretariat. Once the NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021 by the appointment of all three panel members, the NAFTA Arbitration Proceedings (the “NAFTA Proceedings”) were deemed to have been fully commenced. The first session of the Tribunal was held by videoconference on September 24, 2021 to decide upon the procedural rules which will govern the NAFTA Proceedings. The Tribunal issued Procedural Order No. 1 on October 21, 2021. Thereafter, on April 26, 2022, the Company submitted its Claimant’s Memorial including expert reports and witness statements to the Tribunal. Mexico is required to respond to the Claimant’s Memorial by November 24, 2022.

If the SAT’s attempts to retroactively nullifying the APA are successful, the SAT can be expected to enforce its Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $246.0 million (4,995 million MXN), before taking into consideration interest or penalties.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)

Based on the Company’s consultation with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and, therefore, at this time no liability has been recognized in the financial statements.

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. and Corporacion First Majestic S.A. de C.V., the SAT issued tax assessments for fiscal 2013 for corporate income tax in the amount of $4.4 million (88.4 million MXN) and $14.1 million (282 million MXN), respectively including interest, inflation and penalties. The major items relate to forward silver purchase agreement and denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) Corporación First Majestic Back-to-Back Loans

In June 2022, following the completion of a tax audit, a conclusive agreement with the SAT was signed by Corporación First Majestic S.A. de C.V. (“CFM”) through Mexico’s Office of the Taxpayer Ombudsman (“PRODECON”) to settle an uncertain tax position concerning Mexican back-to-back loan provisions. The provisions were originally conceived from an anti-avoidance rule and a literal interpretation of the rules would convert most debt financing in Mexico into back-to-back loans. The back-to-back loan provisions establish that interest expense derived from back-to-back loans can be recharacterized as dividends resulting in significant changes to the tax treatment of interest, including withholding taxes. As a result of this recharacterization and in accordance with the conclusive agreement, CFM made a one time payment of approximately $21.3 million in the second quarter of 2022 which has been recognized as a current tax expense during the year. In addition to the payment made, CFM agreed to surrender certain tax loss carry forwards resulting in a deferred tax expense of $54 million.
26. SUBSEQUENT EVENTS

Declaration of Quarterly Dividend
On November 9 2022, the Company's board of directors approved the declaration of its quarterly common share dividend of $0.0061 per share, payable on or after December 2, 2022, to common shareholders of record at the close of business on November 22, 2022. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the period ended September 30, 2022.

At-the-Market Distributions ("ATM") Program

The Company previously announced that it had filed prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $100.0 million. The sale of common shares is to be made through ATM distributions, as defined in Canadian Securities Administrator's National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange. Subsequent to quarter end, the Company has initiated the sale of common shares through the ATM Program, selling a total of 2,500,000 common shares at an average price of $8.59 per share.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2022 Third Quarter Report	Page 39